Filed by:  Federated MDT Series

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated MDT Tax Aware/All Cap Core Fund
Commission File No. 811-21904

[Shareholder registration here]

Dear _________:

I am writing to you from the proxy solicitation firm, [Company].  I am the project manager overseeing our assistance with the Special Meeting of Shareholders of the Federated MDT Tax Aware/All Cap Core Fund.  We have been trying to reach you by phone.  Please call me as soon as possible at [Telephone Number].

Sincerely,

[Name]
[Title]
[Company]